April 2, 2025

VIA EDGAR

Ms. Kalkidan Ezra

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust
File Nos. 333-132380 and 811-21864

Dear Ms. Ezra,

This response is provided on behalf of WisdomTree Trust (the “Registrant”) with respect to Staff comments received orally on March 14, 2025, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 920, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 7, 2025, for the purpose of revising the investment objective and principal investment strategies of the WisdomTree New Economy Real Estate Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

General Comments and Responses

1.	Comment: Please provide your responses to the Staff’s comments and an accompanying redlined Prospectus and Statement of Additional Information (“SAI”) no later than five business days before the effective date of the next PEA filed with respect to the Fund.

Response: The Registrant confirms that this correspondence and accompanying redlined Prospectus and SAI will be provided to the Staff five business days before the proposed effective date of the next PEA to be filed with respect to the Fund.

2.	Comment: The Staff requests that the Registrant update all material or otherwise missing, incomplete or omitted information in the Fund’s Prospectus and SAI.

Response: The Registrant confirms all missing information will be included in the Fund’s next PEA.

Prospectus Comments and Responses

3.	Comment: As used in the “Principal Investment Strategies of the Fund” section of the Fund’s Prospectus, does the term “infrastructure” refer to physical real estate? If not, please explain why the Fund’s name is not misleading.

Response: Yes, as used in the “Principal Investment Strategies of the Fund” section of the Fund’s Prospectus, the term “infrastructure” refers to physical real estate-related investments. For example, as disclosed in the same section, “digital and industrial economy infrastructure” includes, but is not limited to, telecommunication tower companies (including cable and fiber optic assets) and data centers, and the “next-generation digital infrastructure” includes cryptocurrency mining and other high performance computing facilities.

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

4.	Comment: Please explain why the Fund’s concentration policy is consistent with the concentration-related disclosure in the Fund’s “Principal Investment Strategies” and “Principal Risks of Investing in the Fund – Concentration Risk” sections of the Prospectus.

Response: The Fund’s fundamental concentration policy is consistent with the concentration-related disclosure in the Fund’s “Principal Investment Strategies” and “Principal Risks of Investing in the Fund – Concentration Risk” sections. The Fund’s fundamental concentration policy provides that the Fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the Fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industry, except that the Fund will invest more than 25% of its total assets in securities of the same industry to approximately the same extent as the Fund’s Index. (Emphasis added.) The Fund’s concentration-related disclosure in the “Principal Investment Strategies” section restates the emphasized portion of the Fund’s fundamental concentration policy, stating that “to the extent the Index’s constituents are concentrated in a particular industry or group of industries, the Fund will seek to concentrate (i.e., invest more than 25% of its assets) its investments in such industry or group of industries to approximately the same extent as the Index.” The disclosure then states that “The Index concentrates in companies in the real estate sector.” Similarly, the concentration-related disclosure in the “Principal Risks of Investing in the Fund – Concentration Risk” section states that “[a]s of the date of this Prospectus, the Index constituents, and thus the Fund's investments, are concentrated in securities issued by companies in one or more industries in the Real Estate sector.”

5.	Comment: Please explain why the “Investments in Europe” disclosure was removed from the “Geographic Investment Risk” under the “Principal Risks of Investing in the Fund” section of the Prospectus.

Response: The “Investments in Europe” disclosure was removed from the “Geographic Investment Risk” under the “Principal Risks of Investing in the Fund” section of the Prospectus because the Fund no longer expects to have significant exposure to Europe.

6.	Comment: The Staff notes the last sentence of the “Foreign Securities Risk” under the “Principal Risks of Investing in the Fund” section of the Prospectus states that: “These and other factors can make investments in the Fund more volatile and potentially less liquid than other types of investments.” Please clarify the disclosure to reference the other factors that may make the Fund more volatile.

Response: The Registrant has revised the referenced sentence to clarify its intent as shown below and, in the process, removed the reference to “other factors” (new language appears in bold and removed language is stricken).

Foreign Securities Risk. Investments in non-U.S. securities involve political, regulatory, and economic risks that may not be present in investments in U.S. securities. For example, investments in non-U.S. securities may be subject to risk of loss due to foreign currency fluctuations, political or economic instability, or geographic events that adversely impact issuers of foreign securities. Investments in non-U.S. securities also may be subject to withholding or other taxes and may be subject to additional trading, settlement, custodial, and operational risks. These ~~and other factors can~~ additional risks may make investments in the Fund more volatile and potentially less liquid than other types of investments.

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

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If you have any questions regarding this correspondence, please do not hesitate to contact me at (917) 267-3855.

Sincerely,

/s/Joanne Antico
Joanne Antico, Esq. Secretary, WisdomTree Trust

cc:	Angela Borreggine, Esq. (WisdomTree Trust)
Laura E. Flores, Esq. (Morgan, Lewis & Bockius LLP)

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

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